Exhibit 23.1

               Consent of Ernst & Young LLP, Independent Auditors


   We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-18801) of The Marcus Corporation of our report dated July 22, 1994, with respect to the consolidated financial statements and schedules of The Marcus Corporation included in the Annual Report (Form 10-K) for the year ended May 26, 1994.

   Our audits also included the financial statement schedules of The Marcus Corporation listed in Item 14(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



                                      ERNST & YOUNG LLP




   Milwaukee, Wisconsin
   August 24, 1994